Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109	T: 617.570.1000 F: 617.523.1231 goodwinprocter.com

June 12, 2014

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Russell Mancuso

Re:	Baxano Surgical, Inc. Registration Statement on Form S-3 Filed May 2, 2014 File No. 333-195648

Dear Mr. Mancuso:

This letter is submitted on behalf of Baxano Surgical, Inc. (the “Company”) in response to the comment raised by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-3 (File No. 333-195648), filed on May 2, 2014 (the “Registration Statement”), as set forth in your letter dated May 27, 2014 addressed to Timothy M. Shannon, Chief Financial Officer of the Company (the “Comment Letter”). The Company is concurrently filing an Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes to the Registration Statement in response to the Staff’s comments.

The response provided herein is based upon information provided to Goodwin Procter LLP by the Company. In addition to filing this letter via EDGAR, we are sending via Federal Express two (2) copies of each of this letter and Amendment No. 1 (marked to show changes from the Registration Statement).

Registration Statement Fee Table

1.	We note that you are registering 21,520,982 shares of your common stock for resale. Based on the aggregate number of shares being registered for resale relative to the number of shares outstanding held by non-affiliates, please tell us your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

1

Mr. Mancuso

United States Securities and Exchange Commission

June 12, 2014

Response: As an initial matter, the Company notes that, in light of its requirement to obtain effectiveness of Amendment No. 1 to the Registration Statement on or before June 21, 2014 or face certain penalty payments and the potential for an event of default under its agreements with the selling stockholders, the Company has reduced the number of shares previously contemplated under the initial Registration Statement to an aggregate of 13,269,582 shares of common stock pursuant to Amendment No. 1. This amount represents one-third of the number of shares of common stock held by non-affiliates as of May 9, 2014, and is based on a total of 48,578,712 shares of common stock outstanding as of such date. However, as detailed below and notwithstanding such reduction in the number of shares being registered pursuant to Amendment No. 1, the Company respectfully submits that that the offering by the selling stockholders of the 21,250,982 shares originally contemplated under the Registration Statement is appropriately characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) of the Securities Act of 1933, as amended (the “Securities Act”).

Rule 415(a)(1)(i) of the Securities Act provides that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities “which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” Consistent with the language of Rule 415(a)(1)(i) of the Securities Act, the Company notes that the Registration Statement pertains only to securities which are to be offered and/or sold solely by or on behalf of the selling stockholders and not by or on behalf of the Company, its subsidiaries, or any person of which the Company is a subsidiary. Any future sales of the Shares (as defined below) will be solely for the account of the selling stockholders and the Company will play no role in determining the amount and/or timing of any such sales. Further, the Company will not receive any proceeds from any future sales of the Shares, and the Company does not currently anticipate any sales of the Shares in the open market in the near future.

In addition, Compliance and Disclosure Interpretation 612.09 (“C&DI 612.09”) states that, in determining whether a purported secondary offering is instead an indirect primary offering, consideration should be given to the following factors (i) how long the selling shareholders have held the shares; (ii) the circumstances under which they received them; (iii) their relationship to the issuer; (iv) the amount of shares involved; (v) whether the sellers are in the business of underwriting securities; and (vi) whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

After considering the requirements of Rule 415(a)(1)(i) and the factors set forth in C&DI 612.09, the Company believes that the offering contemplated by the initial Registration Statement (prior to the filing of Amendment No. 1) should be viewed a valid secondary offering by or on behalf of the selling stockholders named therein, and not as an indirect primary offering “by or on behalf of” the Company under Rule 415(a)(4), for the reasons set forth below.

2

Mr. Mancuso

United States Securities and Exchange Commission

June 12, 2014

Background

On March 11, 2014, the Company entered into a securities purchase agreement with certain accredited investors (the “Securities Purchase Agreement”), providing for the issuance, in a private placement (the “Private Placement Transaction”), of $9,993,680 in aggregate principal amount of subordinated convertible debentures (the “Debentures”), together with five-year warrants (the “Warrants”) to purchase an aggregate of 9,428,000 shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”) at an exercise price of $1.19 per share (the “Warrant Shares”). The three-year Debentures are convertible at an initial conversion price of $1.06 per share, for an aggregate of approximately 9,428,000 shares of Common Stock (the “Conversion Shares”). The Debentures bear interest at a rate of 6% per annum, payable monthly in cash or, at the Company’s discretion subject to certain conditions, in shares of common stock at a price equal to 90% of a calculated volume weighted average market price per share (the “Interest Shares” and, together with the Conversion Shares and Warrant Shares, the “Shares”). For one year after the date of issuance, the conversion price of the Debentures and the exercise price of the Warrants are subject to adjustment upon the issuance of any Common Stock or securities convertible into Common Stock below the then-existing conversion or exercise price, as applicable, subject to certain exceptions. Subject to limited exceptions, no conversion of the Debentures or exercise of the Warrants of any Investor may be effected if, after such conversion or exercise, such Investor would beneficially own more than 4.99% of the Company’s outstanding Common Stock. The issuance and sale of the full amount of Debentures and Warrants was subject to stockholder approval, which was obtained at the Company’s 2014 annual meeting of stockholders on April 17, 2014. The closing of the Private Placement Transaction occurred on April 22, 2014 (the “Closing Date”).

On the Closing Date, the Company issued and sold (i) Debentures convertible into 3,773,585 shares of Common Stock and Warrants exercisable for 3,773,585 shares of Common Stock to three (3) funds affiliated with DAFNA Capital Management LLC (collectively, the “DAFNA Capital Funds”) and (ii) Debentures convertible into 5,654,415 shares of Common Stock and Warrants exercisable for 5,654,415 shares of Common Stock to two (2) funds affiliated with Sabby Management, LLC (collectively, the “Sabby Funds”, and collectively with the DAFNA Capital Funds, the “Investors”). Each of the DAFNA Capital Funds and the Sabby Funds are part of their respective investment fund groups under common control. Other than those relationships, the Company is not aware of any other relationships between or among the Investors.

The Company filed the Registration Statement to fulfill its obligations under a Registration Rights Agreement dated March 11, 2014, by and among the Company and the Investors.

In order to provide a more fulsome analysis as to why the contemplated registration of all of the Shares complies with Rule 415(a)(1)(i), the following discussion addresses each of the factors set forth in C&DI 612.09:

How Long the Selling Stockholders Have Held the Shares

Presumably, the longer shares are held, the less likely it is that the selling stockholders are acting as a mere conduit for the Company. Here, the Investors have been at market risk since entering into the Securities Purchase Agreement on March 11, 2014, a period of over 90 days as of the date of this letter, and have held the securities since the Closing Date, a period of over 45 days (and could potentially hold their shares for an aggregate of 60 days before the Company is required to have a resale registration statement declared effective with respect to the Shares). Moreover, during this time, none of the Investors have sold any of the Debentures, Warrants or Shares and, as discussed below, the Company is not aware of any plans of any Investors to sell the Debentures, Warrants or Shares in the near future. This holding period is longer than the period required by the Staff for valid “PIPE” transactions.

3

Mr. Mancuso

United States Securities and Exchange Commission

June 12, 2014

In Compliance and Disclosure Interpretation 116.19 (“C&DI 116.19”), the Staff codified its “PIPEs” interpretation, which contemplates that a valid secondary offering could occur immediately following the closing of the PIPE transaction. C&DI 116.19 provides in relevant part that:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement….The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

Since no holding period is required for a PIPE transaction to be a valid secondary offering, the periods above that have already elapsed since the signing of the Securities Purchase Agreement and the Closing Date are substantially longer than the holding period required by the Staff for valid PIPE transactions. This concept comports with longstanding custom and practice in the PIPEs marketplace. In most PIPE transactions, including the Private Placement Transaction, a registration statement is required to be filed shortly after closing (typically 30 days) and declared effective shortly thereafter. Many of these transactions have been reviewed by the Staff, and the Staff, in its comments, has not indicated that the period of time elapsing between closing and registration has raised concerns about whether the offering is a valid secondary offering. Indeed, such concerns would be inconsistent with C&DI 116.19.

The Circumstances Under Which The Shares Were Received

The Investors acquired the Debentures and Warrants under the Securities Purchase Agreement pursuant to the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Regulation D promulgated thereunder. In the Securities Purchase Agreement, the Investors made specific representations to the Company that they were purchasing their Debentures, Warrants or Shares for their own accounts and not with a view to the resale or distribution thereof, and that they had no present intention of selling or otherwise distributing such securities. In addition, each of the Investors represented that it had made its own independent decision to purchase securities in the Private Placement Transaction. The Company is not aware of any evidence that would indicate that these specific representations were false.

4

Mr. Mancuso

United States Securities and Exchange Commission

June 12, 2014

In addition, the cash proceeds from the sale of the Debentures and Warrants under the Securities Purchase Agreement, net of fees paid to the placement agents (which are not selling stockholders), escrow agent fees and legal fees, went directly to the Company, as will the entirety of any proceeds from the exercise of Warrants. In addition, no Investor or any affiliate of the Company received or will receive any payments in connection with the Private Placement Transaction or the conversion of the Debentures or the exercise of the Warrants.

In addition, there is no evidence that a distribution would occur if the Registration Statement is declared effective. Under the SEC’s own rules, a distribution requires “special selling efforts”. Rule 100(b) of Regulation M defines a “distribution” as:

“an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” (emphasis added)

Accordingly, the mere size of a potential offering does not make a proposed sale a “distribution.” Special selling efforts and selling methods must be employed before an offering can constitute a distribution. Here there is no evidence that any special selling efforts or selling methods have or would take place if all of the Shares issuable in the Private Placement Transaction and covered by the initial Registration Statement (prior to the filing of Amendment No. 1) were registered. To the Company’s knowledge, no Purchaser has any agreements or understandings, directly or indirectly, with any person to distribute its shares of Common Stock, nor is there any evidence that any of the Investors have conducted any road shows or taken any other actions to condition or “prime” the market for their shares. To do so would violate the detailed representations made by them in the Securities Purchase Agreement.

Moreover, although for one year after the date of issuance, the conversion price of the Debentures and the exercise price of the Warrants are subject to anti-adjustment in certain cases upon the issuance by the Company of shares below the then-existing conversion price of the Debentures or exercise price of the Warrants, as applicable, the conversion price of the Debentures and the exercise price of the Warrants do not otherwise change as a result of any change in the market price of the Company’s Common Stock, and the terms of the Private Placement Transaction do not include any floating price conversion rights or other “toxic” features that have prompted the Staff’s concerns regarding PIPE transactions. Moreover, subject to limited exceptions, no conversion of the Debentures or exercise of the Warrants of any Investor may be effected if, after such conversion or exercise, such Investor would beneficially own more than 4.99% of the Company’s outstanding Common Stock.

The Relationship to the Company

As discussed above, the selling stockholders are comprised of a total of five Investors in the Private Placement Transaction, none of whom, to the Company’s knowledge, had a relationship with the Company prior to their investment in the Private Placement Transaction. In addition, subject to limited exceptions, neither the DAFNA Capital Funds, on the one hand, nor the Sabby Funds, on the other hand, may acquire Shares covered by the Registration Statement upon conversion of their Debentures or exercise of their Warrants if they would beneficially own more than 4.99% of the Company’s outstanding Common Stock after such conversion or exercise.

5

Mr. Mancuso

United States Securities and Exchange Commission

June 12, 2014

In the Securities Purchase Agreement, each of the Investors represented and warranted to the Company that it was not a broker-dealer registered with the Commission or an entity engaged in a business that would require it to be so registered. As discussed above, each of the Investors also represented and warranted that the Debentures, Warrants and Shares being acquired by it were being acquired for such Investor’s own account, not as nominee or agent, and not with a view to the resale or distribution of any part of such securities in violation of the Securities Act. The Private Placement Transaction was negotiated at arm’s length, with each of the Investors incurring all of the economic and market risk attendant to this type of transaction.

The Amount of Shares Involved

The 21,520,982 Shares covered by the initial Registration Statement, when added to the Company’s currently outstanding shares of Common Stock, would represent approximately 31% of the Company’s total outstanding shares of Common Stock. The Company respectfully submits that the number of shares initially covered by the Registration Statement is reasonable in relation to other transactions that have been reviewed and signed off on by the Staff. This represents only one factor to be considered by the Staff in applying Rule 415(a)(1)(i) and is not determinative in light of the other factors discussed in this letter. Focusing solely on the number of shares being registered is inconsistent with C&DI 612.09 and the facts and circumstances recited above.

A focus solely on numbers of shares contradicts the Staff’s own interpretative positions. For example, Compliance and Disclosure Interpretation 612.12 (“C&DI 612.12”), describes a scenario where a holder of well over one-third of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part, that:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4), which places certain limitations on ‘at-the-market’ equity offerings, applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

In addition, Compliance and Disclosure Interpretation 116.15 (“C&DI 116.15”), regarding the use of Form S-3 to effect a secondary offering, provides:

“Rule 415(a)(1)(i) excludes from the concept of secondary offerings sales by parents or subsidiaries of the issuer. Form S-3 does not specifically so state; however, as a practical matter, parents and most subsidiaries of an issuer would have enough of an identity of interest with the issuer so as not to be able to make "secondary" offerings of the issuer's securities. Aside from parents and subsidiaries, affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings that are deemed to be genuine secondaries.”

6

Mr. Mancuso

United States Securities and Exchange Commission

June 12, 2014

These interpretive positions make clear that a stockholder who may be an affiliate solely by reason of the size of his or her ownership can effect a valid secondary offering of its affiliate shares unless other facts -- beyond the mere level of ownership -- indicate that the affiliate is acting as a conduit for the issuer.

A focus solely on numbers of shares to be registered also ignores a fundamental aspect of these transactions: institutional investors in PIPEs are funding business plans and strategic initiatives, not looking to take control of public issuers or to illegally distribute stock. In this case, the Investors evaluated an investment in the Company on the basis of the business purpose for the Private Placement Transaction and whether they believed the Company’s proposed use of proceeds was rational and likely to produce above average investment returns. By focusing on the percentage of the public float or the percentage of the shares outstanding, the Staff unfairly penalizes smaller companies such as the Company by disproportionately hindering their ability to raise desperately-needed capital.

Whether the Investors are in the Business of Underwriting Securities

None of the Investors have an underwriting relationship with the Company or are in the business of underwriting securities. As described above, the Investors are private investment funds that buy and sell portfolio securities for their own accounts. All of the Investors represented at the time of purchase that they were buying for their own accounts and not with an intention to distribute in violation of the Securities Act. There is no allegation that those representations and warranties are untrue and no factual basis for any such allegation. To the Company’s knowledge, none of the Investors have sold any Debentures or Warrants since the closing of the Private Placement Transaction nor have any Investors converted the Debentures or exercised the Warrants. In addition, to the Company’s knowledge, no Investor has any agreements or understandings, directly or indirectly, with any person to distribute its shares of Common Stock.

Whether Under All the Circumstances it Appears that the Investors are Acting as a Conduit for the Company

As the facts and analysis provided above demonstrate, the Investors are not engaging in a distribution and are not acting as conduits for the Company. The Investors made fundamental decisions to invest in the Company, have held their securities for a period of time that exceeds the periods sanctioned in the Staff’s C&DIs, and have represented that they purchased the securities for their own accounts and not with a view to the resale or distribution thereof, and that they had no present intention of selling or otherwise distributing such securities. In addition, each of the Investors represented that it had made its own independent decision to purchase securities in the Private Placement Transaction and there is no evidence to suggest that any of the Investors are acting in concert to effect a coordinated distribution of the shares.

7

Mr. Mancuso

United States Securities and Exchange Commission

June 12, 2014

The number of shares initially covered by the Registration Statement was reasonable in relation to other transactions that have been reviewed and signed off on by the Staff. None of the Investors are in the business of underwriting securities and all of the proceeds of the offering under the Registration Statement will be retained by the selling stockholders. In these circumstances, the Company believes that the offering it seeks to register pursuant to the initial Registration Statement is a valid secondary offering that should proceed consistent with Rule 415.

Conclusion

For all of the foregoing reasons, the Company believes that the facts and circumstances compel the conclusion that the offering pursuant to the initial Registration Statement is a valid secondary offering by the selling stockholders eligible to be made on a shelf basis under Rule 415(a)(1)(i) and that the Company should be permitted to proceed with the registration of all of the Shares issuable in connection with the Private Placement Transaction. No potential violation of Rule 415 exists and, in these circumstances, there is no risk to the investing public if the Registration Statement is declared effective as to all of the Shares issuable in connection with the Private Placement Transaction.

* - * - * - *

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1346.

Sincerely,

/s/ Edward A. King

Edward A. King

cc:	Ken Reali, President and Chief Executive Officer, Baxano Surgical, Inc.
Timothy M. Shannon, Chief Financial Officer, Baxano Surgical, Inc.
Kingsley Taft, Goodwin Procter LLP